                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)


                           IMPCO TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

              Shares of Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   45255W106
--------------------------------------------------------------------------------
                                (CUSIP Number)

                          Questor Partners Fund, L.P.
                      Questor Side-by-Side Partners, L.P.
                             103 Springer Building
                             3411 Silverside Road
                             Wilmington, DE 19810
                                (302) 478-6160
--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                                Communications)

                                  Copies to:

     Edward L. Scarff                     Christopher D. Dillon, Esq.
     601 California Street                Shearman & Sterling
     Suite 1450                           555 California Street, Suite 2000
     San Francisco, CA 94108              San Francisco, CA 94104
     Telephone: (415) 433-6670            Telephone: (415) 616-1100
--------------------------------------------------------------------------------

                               September 14, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CUSIP No. 45255W106

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

       Questor Partners Fund, L.P.
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

[X]  (a)
         -----------------------------------------------------------------------
[_]  (b)
         -----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions)  OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                      [_]

(6)  Citizenship or Place of Organization
     Delaware
     ---------------------------------------------------------------------------
                  (7)  Sole Voting Power     1,898,022

   Number of     ---------------------------------------------------------------
    Shares        (8)  Shared Voting Power   136,304
  Beneficially
    Owned by     ---------------------------------------------------------------
      Each        (9)  Sole Dispositive Power   1,898,022
    Reporting
   Person With   ------------------------------------------
                 (10)  Shared Dispositive Power   136,304

     ---------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person   2,034,326
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)    X
                   -------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)        24.0%/(1)/
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) PN
                                                 -------------------------------

/(1)/ Based upon 8,468,881 shares outstanding as of August 31, 1999 as reported in Impco's Report on Form 10-Q for the quarter ended July 31, 1999.

CUSIP No. 45255W106

(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

       Questor Side-by-Side Partners, L.P.
     ---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

[X]  (a)
         -----------------------------------------------------------------------
[_]  (b)
         -----------------------------------------------------------------------

(3)  SEC Use Only
                  --------------------------------------------------------------

(4)  Source of Funds (See Instructions)  OO
                                        ----------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e).                                                      [_]

(6)  Citizenship or Place of Organization
     Delaware
     ---------------------------------------------------------------------------
                  (7)  Sole Voting Power     136,304

   Number of     ---------------------------------------------------------------
    Shares        (8)  Shared Voting Power   1,898,022
  Beneficially
    Owned by     ---------------------------------------------------------------
      Each        (9)  Sole Dispositive Power   136,304
    Reporting
   Person With   ---------------------------------------------------------------
                 (10)  Shared Dispositive Power   1,898,022

     ---------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person   2,034,326
                                                                  --------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)    X
                   -------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)        24.0%/(1)/
                                                        ------------------------

(14) Type of Reporting Person (See Instructions) PN
                                                 -------------------------------

/(1)/ Based upon 8,468,881 shares outstanding as of August 31, 1999 as reported in Impco's Report on Form 10-Q for the quarter ended July 31, 1999.

          This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on June 16, 1998 by Questor Partners Fund, L.P., a Delaware limited partnership ("Questor Partners"), and Questor Side-by-Side Partners L.P., a Delaware limited partnership ("Questor SBS", and together with Questor Partners, the "Reporting Persons") with respect to shares of common stock, par value $0.001 per share (the "Common Shares"), of IMPCO Technologies, Inc., a Delaware corporation ("Impco").

          Capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D. Except as indicated below, the information set forth in the Schedule 13D remains unchanged.


Item 2.   Identity and Background.
          -----------------------

          Item 2 of the Schedule 13D is amended and restated in its entirety to read as follows:

          Each of Questor Partners and Questor SBS is a Delaware limited partnership with offices located at 103 Springer Building, 3411 Silverside Road, Wilmington, DE 19810. Questor Partners and Questor SBS were formed to acquire interests in, among others, underperforming companies and other special situations where they, together with like-minded investors, including management, can make a significant contribution to the company's success through their influence at the board of directors' level and in cooperation with management at the operating level. The general partner of Questor Partners is Questor General Partner, L.P., a Delaware limited partnership ("QGP"), whose sole business is to act as a general partner of Questor Partners. The general partner of QGP is Questor Principals, Inc., a Delaware corporation, the business of which is to act as general partner of QGP and of Questor SBS. Day-to-day management of Questor Partners and Questor SBS is conducted by Questor Management Company (Delaware), a Delaware corporation ("Questor").

          The sole shareholders of Questor Principals, Inc. are Jay Alix, Melvyn
N. Klein, Dan W. Lufkin and Edward L. Scarff. The sole directors of Questor Principals, Inc. and Questor, and the sole shareholders of Questor, are Jay Alix and Dan W. Lufkin. Mr. Alix, who also serves as President and Chief Executive Officer of Questor Principals, Inc. and Questor, is the founder, and for the past five years has been a principal, of Jay Alix & Associates, a nationally-recognized turnaround and crisis management firm based in Southfield, Michigan. Mr. Klein is a merchant banker and attorney who currently acts, and for the past five years has acted, as the managing general partner of GKH Investments, L.P., a $550 million equity investment partnership. Mr. Lufkin was a co-founder of Donaldson, Lufkin & Jenrette and is currently, and for the past five years has been, a private investor and an officer of Questor. Mr. Scarff is a former president of Transamerica Corporation and is currently, and for the past five years has been, a private investor. Mr. Scarff has been a director of the Company since June 1998. The executive officers of the Questor entities are Mr. Alix and Robert E. Shields.

          Questor is a Delaware corporation. Its principal business is to manage Questor Partners and Questor SBS. Questor's principal business address is 4000 Town Center, Suite 530, Southfield, Michigan 48075.

          During the last five years, none of Questor Partners, Questor SBS or any of the entities or persons named above have been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The following text is added to Item 3 of the Schedule 13D.

               Effective as of April 1, 1999, Impco converted the outstanding Preferred Shares into Common Shares in accordance with the terms of the Preferred Shares. Each Preferred Share was converted into approximately 189.036 Common Shares (based upon the conversion price notified to Questor Partners and Questor SBS by Impco).


Item 4.   Purpose of Transaction.
          ----------------------

          The last two sentences of Item 4 of the Schedule 13D are deleted and replaced with the following text:

               As described in Item 2 above, Mr. Scarff is a shareholder of Questor Principals, Inc. Mr. Mumford is a private investor and was a Managing Director of Questor from 1995 through 1997.

          In addition, the following text is added to Item 4 of the Schedule
13D.

               By letter dated September 7, 1999 that was delivered to the Board of Directors of Impco (the "Board of Directors"), BERU Aktiengesellschaft ("BERU") offered (the "Offer") to purchase Impco in a transaction in which Impco stockholders would receive $14 per share in cash. As indicated in a press release, dated September 14, 1999, which is included as an exhibit to this Amendment No. 1 and is incorporated herein by reference, on September 13, 1999, the Board of Directors unanimously determined that the Offer was inadequate and Questor Partners expressed full support for the Board of Directors' decision in this matter.

Item 5.   Interest in Securities of Issuer.
          --------------------------------

          Item 5(a) of the Schedule 13D is amended and restated in its entirety to read as follows.

          (a) The table set forth below indicates the number of Common Shares owned by Questor Partners and Questor SBS. The percentage calculations are based on 8,468,881 Common Shares being outstanding as of August 31, 1999 (according to Impco's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1999).

                                                 Beneficial
                                                 Ownership
                                Number of      Percentage of
                              Common Shares    Common Shares
                              -------------    --------------
          Questor Partners        1,898,022             22.4%
          Questor SBS               136,304              1.6%
                                  ---------             ----
          Total                   2,034,326             24.0%


          Except for Questor Partners and Questor SBS, none of the other persons named in Item 2 above own any interests in Common Shares.


Item 7.   Material to Be Filed as Exhibits.
          --------------------------------


Exhibit Number    Description                                  Page
--------------    -----------                                  ----
6                 Press Release, dated September 14, 1999,        9
                  of Impco

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


September 20, 1999            Questor Partners Fund, L.P.

                              By: Questor General Partner, L.P., its
                                  general partner

                              By: Questor Principals, Inc., its
                                  general partner

                              By:  /s/ Robert E. Shields
                                 -----------------------------------
                                 Name: Robert E. Shields


                              Questor Side-by-Side Partners, L.P.

                              By: Questor Principals, Inc., its
                                  general partner

                              By:  /s/ Robert E. Shields
                                 -----------------------------------
                                 Name: Robert E. Shields

                                 Exhibit Index
                                 -------------


Exhibit
 Number    Description                                        Page
---------  -----------                                        ----
6          Press Release, dated September 14, 1999, of Impco     9
